UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2013 and 2012
and for the Year Ended December 31, 2013

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Pension and Retirement Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, Iowa

We have audited the accompanying statements of net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 16, 2014

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2013 and 2012

ASSETS

	2013	2012
INVESTMENTS AT FAIR VALUE		
Participant-directed:		
Investments	$637,093,759	$433,009,615
Fully benefit-responsive investment contracts	-	120,242,291
HNI Corporation Stock Fund	99,222,706	79,081,504
Total investments, at fair value	736,316,465	632,333,410
RECEIVABLES		
Participant contributions	445,425	-
Company contributions	21,525,383	19,041,135
Other receivable	6,854	-
Notes receivable from participants	15,948,933	14,389,656
Total receivables	37,926,595	33,430,791
TOTAL ASSETS	774,243,060	665,764,201
LIABILITIES		
Accrued fees	18,000	-
TOTAL LIABILITIES	18,000	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	774,225,060	665,764,201
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	-	(4,652,451)
NET ASSETS AVAILABLE FOR BENEFITS	$774,225,060	$661,111,750

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2013

ADDITIONS	
Contributions	
Participant	$ 22,088,120
Employer cash	17,377,876
Employer noncash (HNI Corporation common stock)	6,004,602
Rollovers	1,582,687
Total contributions	47,053,285
Investment Income	
Net appreciation in fair value of investments	91,971,701
Other income	367,100
Interest and dividends	15,883,636
Net investment income	108,222,437
Interest from participant notes receivable	608,876
Total additions	155,884,598
DEDUCTIONS	
Benefits paid to participants	50,854,860
Administrative expenses	367,833
Total deductions	51,222,693
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	104,661,905
Transfer in from Sagus International 401(k) Retirement Plan	8,451,405
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFERS	113,113,310
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	661,111,750
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$774,225,060

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions: Allsteel Inc., Commercial Office Interiors LLC, Compass Office Solutions LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IAW LLC, MacThrift Office Furniture LLC, Maxon Furniture Inc., National Workplace Services Company, Paoli Inc., Think Office Interiors, LLC, Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company"). The Plan was amended to include Connect People+Space, LLC (effective as of July 16, 2012) as participating subsidiaries/divisions.

The Plan was amended effective September 1, 2012 to remove National Workspace Services Company as a participating subsidiary/division, at which time it had no employees.

Effective March 5, 2013, the Plan was amended to remove Compass Office Solutions LLC, MacThrift Office Furniture LLC, and Think Office Interiors LLC as participant subsidiaries/divisions. None of the entities had any employees. On December 27, 2013, the assets of Young Office Solutions LLC were sold and its employees terminated.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code ("Code"). Unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a 3% pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Participants also may contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). The Company made a retirement contribution of $5,870,008 for the 2013 plan year. Each subsidiary/division may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $9,595,983 for the 2013 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). Certain designated subsidiaries/divisions provide matching contributions in lieu of other employer contributions listed above.

Participant Accounts -- Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Company contributions. The Plan has no restrictions on

NOTE 1 - Description of the Plan - continued

the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.

Vesting -- All participants with active accounts are fully vested in their entire account. New participants in the Plan will be immediately vested in their entire account.

Investment Options -- Participants may direct the investment of their account balances in any or all of various investment options, which include HNI Corporation Stock Fund, the Fidelity BrokerageLink, as well as mutual funds and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Notes Receivable From Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, "eligible loan accounts"). The loans are secured by the balance in the participant's account. New loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest.

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the Plan. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates -- The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund and collective fund investments is the net asset value ("NAV") of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments.

NOTE 2 - Summary of Significant Accounting Policies - continued

Investment contracts are reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties – The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2013 and 2012, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2013	2012
Fidelity Interest Income Fund*:		
American General Life at 1.87%, 18,702,956 shares	$ -	$ 19,432,055
JP Morgan Chase ACT, 1.87% 39,078,335 shares	-	40,601,730
Natixis ACT, 1.87%, 28,900,280 shares	-	30,026,903
State Street Bank and Trust ACT, 1.87%, 28,908,269 shares	-	30,035,203
HNI Corporation common stock**, 2,924,942 and 2,998,605 shares, respectively	99,222,706	79,081,504
Dow Jones Target 2015***, 10,601,616 and 3,745,686 shares, respectively	133,845,399	51,389,874
Dow Jones Target 2025***, 20,864,887 and 6,084,753 shares, respectively	266,319,417	85,674,282
Dow Jones Target 2035***, 9,947,466 and 2,975,654 shares, respectively	128,740,107	42,023,434
Dow Jones Target 2045***, 3,950,802 shares	51,668,585	-
Franklin Flex Cap Growth Fund A, 1,218,805 shares	-	57,161,886
PIMCO Total Return Fund, 4,020,362 shares	-	45,188,873

NOTE 3 – Investments, continued

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HNI Corporation Stock Fund**	$ 23,392,706
American Beacon Small Cap Fund	6,766,188
Davis New York Venture Fund	3,225,957
Dow Jones Target 2015***	2,405,983
Dow Jones Target 2025***	10,251,624
Dow Jones Target 2035***	8,405,769
Dow Jones Target 2045***	5,666,247
Dow Jones Target 2055***	730,685
Dow Jones Target Today	9,117
Fidelity Brokerage Link	1,066,232
Franklin Flex Cap Growth Fund A	11,430,074
Harbor International Fund	4,412,240
Morley Stable Value Fund	145,525
PIMCO Total Return Fund	(2,142,027)
Spartan 500 Index Fund *	15,216,702
Spartan International Index Fund*	863,121
TCW Small Cap Growth Fund	398,852
Vanguard Total Bond Market Index Fund	(273,393)
Vanguard Total Stock Market Index Fund	(1)
Net Change in Fair Value	$ 91,971,701

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

***These assets transferred from Share Class C to Share Class I during 2013.

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the HNI Corporation Stock Fund is as follows:

	2013	2012
HNI Corporation common stock	$99,222,706	$79,081,504
Participant contribution receivable	2,870	-
Company contribution receivable		
Profit sharing and retirement contribution	89,451	457,076
Company ownership contribution	6,004,602	5,351,800
Net assets – HNI Corporation stock fund	$105,319,629	$84,890,380

Changes in net assets of Company Stock Fund:	
Company contributions	
Profit sharing and retirement contribution	$ 124,175
Company ownership contribution	6,004,602
Participant contributions	610,589
Net appreciation in fair value	23,392,706
Dividends	2,500,829
Benefits paid to participants	(5,613,347)
Expenses	(17,824)
Transfers from Company Stock Fund	(10,451,180)
Transfers to Company Stock Fund	3,878,699
Net change in fair value	$ 20,429,249

NOTE 5 – Fully Benefit Responsive Investment Contracts

The Fidelity Interest Income Fund ("Fund") is a stable value fund. The Fund was fully liquidated during 2013. During the year, the average yield based on actual earnings as well as the average interest rate credited to participants was 3.73%.

The Fund invested in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. As the Fund is considered to be fully benefit-responsive as defined by the FASB FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Wrap contracts were purchased to ensure that participants are able to withdraw or transfer funds at contract value. Wrap contracts accrue interest using a formula called the "crediting rate" and provide a guarantee that the crediting rate will not fall below 0%. The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by participants.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
- Contributions.
- Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
- Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
- Exclusion of a group of previously eligible employees from eligibility in the Plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the Fund directly to a competing option.

The plan administrator does not believe that the occurrence of any such events was probable or that the Plan had an inability to transact at contract value.

The Plan's investment in the Fund consists of benefit responsive investment contracts. Benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings (accrued interest) less participant withdrawals and expenses.

The statements of net assets available for benefits presents the fair value of the investment in the Fund, as well as the adjustment of the investment in the Fund from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund purchased wrap contracts with each of the companies listed in the chart below as of December 31, 2012:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/12	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
American General Life				
Wrapper	A+	$19,432,055	$0	
Total Wrapped Portfolio		$19,432,055	$0	$(752,787)
JP Morgan Chase				
Wrapper	A+	$40,601,729	$104,278	
Total Wrapped Portfolio		$40,601,729	$104,278	$(1,572,890)
Natixis				
Wrapper	A	$30,026,903	$0	
Total Wrapped Portfolio		$30,026,903	$0	$(1,163,226)
State Street Bank & Trust				
Wrapper	AA-	$30,035,203	$42,123	
Total Wrapped Portfolio		$30,035,203	$42,123	$(1,163,548)
All Contracts in Portfolio		$120,095,890	$146,401	$(4,652,451)

Average yields:	2012	2011
Based on actual earnings	2.10%	2.25%
Based on interest rate credited to participants	1.87%	2.27%

NOTE 6 – Fair Value Measurements

Investments are valued at fair value. Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Basis of Fair Value Measurement

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value (also see Note 5). There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks: Value at the closing price reported on the New York Stock Exchange.

Mutual funds: Value at the quoted NAV of shares held by the Plan at year end.

Collective funds: Valued at fair value based on market value of underlying investments and based upon information reported by the investment manager using the audited financial statements of the funds at year end.

The Dow Jones Target Date Indices are comprised of a set of equity, bond and cash sub-indices, which are licensed for use by Dow Jones & Company, Inc. The asset allocation of each of the Dow Jones Target Date Funds gradually shifts from mostly stocks when there are many years before the target retirement date to mostly bond and cash investments as time moves closer to or beyond the normal retirement date. The asset allocation for each of the Dow Jones Target Date Funds is set and rebalanced to on a monthly basis.

The Morley Stable Value Fund consists of a diversified portfolio of high-quality stable value investment contracts issued by life insurance companies, banks, and other financial institutions.

Interest Income Fund (Stable Value Fund): Valued at fair value, based on information provided by the issuer of the Fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 5).

NOTE 6 – Fair Value Measurements - continued

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2013 and 2012.

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$9,437,927	$9,437,927	$ -	$ -
International Equity Funds	4,051,308	4,051,308	-	-
Fixed Income Funds	2,571,346	2,571,346	-	-
Other Funds	14,386,073	14,386,073	-	-
Common Stock	99,222,706	99,222,706	-	-
Collective Investment Funds				
Stable Value Fund	7,871,016	-	7,871,016	-
Target Funds	598,776,089	-	598,776,089	-
Total Investments	$736,316,465	$129,669,360	$606,647,105	$ -

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$104,791,614	$104,791,614	$ -	$ -
Small Cap Equity Funds	25,445,277	25,445,277	-	-
International Equity Funds	35,092,856	35,092,856	-	-
Fixed Income Funds	51,424,482	51,424,482	-	-
Other Funds	10,052,577	10,052,577	-	-
Common Stock Fund	79,081,504	79,081,504	-	-
Interest Income Fund	120,242,291	-	120,242,291	-
Collective Investment Funds	206,202,809	-	206,202,809	-
Total Investments	$632,333,410	$305,888,310	$326,445,100	$ -

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2013 and 2012. The Plan's ability to redeem the guaranteed interest contracts at fair value is restricted in certain circumstances as described in Note 5. There are no such restrictions on redemption of other Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.

The Plan's practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2013, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 7 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated July 15, 2002 that the Plan was designed in accordance with applicable Code requirements. Subsequently, the Plan has been amended and restated and a new letter of determination was applied for on January 31, 2011. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently the Plan is undergoing an IRS audit of the 2010 Plan year. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 - Related Party Transactions

At December 31, 2013 and 2012, the Plan held 2,924,942 and 2,998,605 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $63,343,319 and $61,414,683 at December 31, 2013 and 2012, respectively. Contributions receivable as of December 31, 2013 and 2012 included $6,004,602 and $5,351,800, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2013, the Plan recorded dividend income of $2,500,829 from the Company common stock.

Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

NOTE 9 – Plan Merger and Transfer of Assets

As of the close of business on December 31, 2013, the net assets of the Sagus International 401(k) Retirement Plan ("Sagus") totaling $8,451,405 were merged with, and into, the Plan. The merger had no effect on the provisions governing the participant accounts merged from Sagus into the Plan. Interested parties should refer to the related Plan amendment for a more complete description of the changes effective January 1, 2014.

NOTE 10 – Reconciliation of Net Assets to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$774,225,060	$661,111,750
Adjustment from contract value to fair value	-	4,652,451
Net assets available for benefits per the Form 5500	$774,225,060	$665,764,201

The following is a reconciliation of the net appreciation per the financial statements for the year ended December 31, 2013 to Form 5500;

Net appreciation in fair value of investments per the financial statements	$ 91,971,701
Adjustment from contract value to fair value	(4,652,451)
Net appreciation in fair value of investments per the Form 5500	$ 87,319,250
Net increase in assets available for benefits per the financial statements	$ 104,661,905
Adjustment from contract value to fair value	(4,652,451)
Net increase in assets available for benefits per the Form 5500	$ 100,009,454

NOTE 11 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 12 – Subsequent Events

Effective January 1, 2014, the Plan was amended to cover employees of Artco Bell Corporation, Midwest Folding Products, Mohon International, Sagus International, Inc. and Texwood Furniture, Ltd., who were previously covered by the Sagus International 401(k) Retirement Plan. See Note 9.

Also effective January 1, 2014, the Plan was amended to remove Young Office Solutions, LLC as a participating subsidiary/division, as the result of a sale.

Management has evaluated the impact of all subsequent events through June 16, 2014, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	HNI CORPORATION COMMON STOCK, 2,924,942		$63,343,319	$99,222,706
	FIDELITY BROKERAGE LINK		**	13,300,924
	MUTUAL FUNDS:			
*		Fidelity Cash Reserves	**	349,263
*		Fidelity Inst Cash Portfolio Money Market	**	735,885
		Harbor International Inst Fund	**	4,051,308
		PIMCO Total Return Fund - Institutional Class	**	2,571,346
		Vanguard Total Stock Market Index Fund	**	9,437,927
	COMMON COLLECTIVE FUNDS:			
		Morley Stable Value Fund	**	7,871,016
		Dow Jones Target Today	**	11,433,765
		Dow Jones Target 2015	**	133,845,399
		Dow Jones Target 2025	**	266,319,417
		Dow Jones Target 2035	**	128,740,107
		Dow Jones Target 2045	**	51,668,585
		Dow Jones Target 2055	**	6,768,817
*	LOANS TO PARTICIPANTS (maturing from 2014 - 2032, with interest rates from 4.25% to 10.00%)		- 0 -	15,948,933
	Total assets held at end of year			$ 752,265,398

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 17, 2014

By: ______________________

Kurt A. Tjaden

Administrative Committee Member and

Vice President and Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statements No. 333-31366 and No. 333-168758 of HNI Corporation on Form S-8 of our report dated June 16, 2014 appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2013.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 16, 2014